Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 4, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9960
FT Top Themes ETF Model Portfolio, 2Q ‘22
(the “Trust”)
CIK No. 1896697 File No. 333-262704

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       If applicable, please disclose the percentage allocated to each thematic ETF.

Response:        The Trust notes that the percentage of investment for each ETF in the portfolio will be listed in the “Schedule of Investments.”

2.       If the Trust is concentrated in any industry or group, please add appropriate strategy and risk disclosure.

Response:       The Trust confirms that if the Trust’s final portfolio concentrates in or has significant exposure to a particular industry, appropriate disclosure will be added to the prospectus.

3.       Please revise the “Additional Portfolio Contents” section to state, for example, “The Trust’s investments include foreign securities, etc…”

Response:        The Trust respectfully declines to revise the disclosure under the “Additional Portfolio Contents” section. The Trust does not invest directly in foreign securities, but rather has exposure to foreign securities through its investments in Funds that invest in foreign securities. Therefore, the Trust believes the language as currently written is adequate for investor comprehension.

Risk Factors

4.       If the Funds held by the Trust invest in emerging markets, please disclose in the “Portfolio” section and add relevant risk disclosure to the Trust’s prospectus.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in emerging markets, appropriate disclosure, including relevant risk disclosure, will be added to the Trust’s prospectus.

5.       Please revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon